# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ingram Micro Holding Corp, CIK 0001897762
CUSIP: 457152106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3351 Michelson Drive, Suite 100, Irvine, California (CA), 92612
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001228754

## Reporting persons
- PLATINUM EQUITY, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 197,104,541; sole dispositive power 0; shared dispositive power 197,104,541; aggregate amount beneficially owned 197,104,541 (85.1% of the class)
  Comment: Limited Liability Company
- Platinum Equity Investment Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 197,104,541; sole dispositive power 0; shared dispositive power 197,104,541; aggregate amount beneficially owned 197,104,541 (85.1% of the class)
  Comment: Limited Liability Company
- Platinum Equity Investment Holdings IC (Cayman), LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 197,104,541; sole dispositive power 0; shared dispositive power 197,104,541; aggregate amount beneficially owned 197,104,541 (85.1% of the class)
  Comment: Limited Liability Company
- Platinum Equity InvestCo, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 197,104,541; sole dispositive power 0; shared dispositive power 197,104,541; aggregate amount beneficially owned 197,104,541 (85.1% of the class)
- Platinum Equity Investment Holdings V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 197,104,541; sole dispositive power 0; shared dispositive power 197,104,541; aggregate amount beneficially owned 197,104,541 (85.1% of the class)
  Comment: Limited Liability Company
- Platinum Equity Partners V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 197,104,541; sole dispositive power 0; shared dispositive power 197,104,541; aggregate amount beneficially owned 197,104,541 (85.1% of the class)
  Comment: Limited Liability Company
- Platinum Equity Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 197,104,541; sole dispositive power 0; shared dispositive power 197,104,541; aggregate amount beneficially owned 197,104,541 (85.1% of the class)
- Imola JV Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 197,104,541; sole dispositive power 0; shared dispositive power 197,104,541; aggregate amount beneficially owned 197,104,541 (85.1% of the class)
- Ingram Holdco, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 177,478,218; sole dispositive power 0; shared dispositive power 177,478,218; aggregate amount beneficially owned 177,478,218 (76.6% of the class)
  Comment: Limited Liability Company
- Tom Gores: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 197,104,541; sole dispositive power 0; shared dispositive power 197,104,541; aggregate amount beneficially owned 197,104,541 (85.1% of the class)

## Item 1. Issuer
Name of issuer: Ingram Micro Holding Corp
Address of issuer's principal executive offices: 3351 Michelson Drive, Suite 100, Irvine, CA 92612

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Platinum Equity, LLC
Platinum Equity Investment Holdings, LLC
Platinum Equity Investment Holdings IC (Cayman), LLC
Platinum Equity InvestCo, L.P.
Platinum Equity Investment Holdings V, LLC
Platinum Equity Partners V, LLC
Platinum Equity Partners V, L.P.
Imola JV Holdings, L.P.
Ingram Holdco, LLC
Tom Gores
Address of principal business office or, if none, residence: The principal business office address for each of the Reporting Persons is c/o Platinum Equity Advisors, LLC, 360 North Crescent Drive, South Building, Beverly Hills, CA 90210.
Citizenship: Mr. Gores is a citizen of the United States. Platinum Equity InvestCo, L.P. is organized under the laws of the Cayman Islands. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Common Stock as of March 31, 2026, based upon 231,646,534 shares of Common Stock outstanding as of April 23, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 30, 2026.

Imola JV Holdings, L.P. is the record holder of 19,626,323 shares of Common Stock and Ingram Holdco, LLC is the record holder of 177,478,218 shares of Common Stock. Tom Gores is the manager of Platinum Equity, LLC, which is the sole member of Platinum Equity Investment Holdings, LLC, which is the sole member of Platinum Equity Investment Holdings IC (Cayman), LLC, which is the general partner of Platinum Equity InvestCo, L.P., which is the sole member of Platinum Equity Investment Holdings V, LLC, which is the sole member of Platinum Equity Partners V, LLC, which is the general partner of Platinum Equity Partners V, L.P., which is the general partner of Imola JV Holdings, L.P., which is the sole member of Ingram Holdco, LLC. By virtue of these relationships, each of these entities and Mr. Gores may be deemed to share beneficial ownership of the securities reported herein.
Percent of class: See the information contained on the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 24: Power of Attorney (previously filed).
Exhibit 99: Joint Filing Agreement (previously filed).

## Signatures
- PLATINUM EQUITY, LLC: /s/ Mary Ann Sigler, Mary Ann Sigler, Executive Vice President, Chief Financial Officer and Treasurer (05/15/2026)
- Platinum Equity Investment Holdings, LLC: /s/ Mary Ann Sigler, Mary Ann Sigler, Vice President, Secretary and Treasurer (05/15/2026)
- Platinum Equity Investment Holdings IC (Cayman), LLC: /s/ Mary Ann Sigler, Mary Ann Sigler, President (05/15/2026)
- Platinum Equity InvestCo, L.P.: By: Platinum Equity Investment Holdings IC (Cayman), LLC, its general partner, By: /s/ Mary Ann Sigler, Mary Ann Sigler, President (05/15/2026)
- Platinum Equity Investment Holdings V, LLC: /s/ Barbara Velasco, Barbara Velasco, Assistant Secretary (05/15/2026)
- Platinum Equity Partners V, LLC: /s/ Barbara Velasco, Barbara Velasco, Assistant Secretary (05/15/2026)
- Platinum Equity Partners V, L.P.: By: Platinum Equity Partners V, LLC, its general partner, By: /s/ Barbara Velasco, Barbara Velasco, Assistant Secretary (05/15/2026)
- Imola JV Holdings, L.P.: By: Platinum Equity Partners V, L.P., its general partner, By: Platinum Equity Partners V, LLC, its general partner, By: /s/ Barbara Velasco, Barbara Velasco, Assistant Secretary (05/15/2026)
- Ingram Holdco, LLC: By: Imola JV Holdings, L.P., its sole member, By: Platinum Equity Partners V, L.P., By: Platinum Equity Partners V, LLC, By: /s/ Barbara Velasco, Barbara Velasco, Assistant Secretary (05/15/2026)
- Tom Gores: /s/ Mary Ann Sigler, Mary Ann Sigler, Attorney-in-Fact (05/15/2026)